FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of March 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Proposes to Delist its Singaporean Subsidiary Brilliant from SGX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Marchy 26, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on March 26, 2007, in Kyoto, Japan

Nidec Proposes to Delist its Singaporean Subsidiary Brilliant from SGX

Nidec Corporation (&q#147;Nidec”, NYSE: NJ) announced today that the Board of Directors of its Singaporean subsidiary, Brilliant Manufacturing Limited (“Brilliant”), agreed on a proposal to delist the shares of Brilliant common stock (the “Shares”) from the Singapore Exchange Securities Trading Limited (“SGX-ST”).

Nidec acquired Brilliant by means of tender offer in February 2007 and currently holds 87% of the  Shares.

Upon approval of shareholders at an extraordinary general meeting of Brilliant, Nidec intends to purchase all of the remaining Shares currently traded on SGX-ST to make Brilliant a wholly-owned subsidiary.

Nidec believes the delisting of Brilliant will enable more efficient and competitive management of the HDD base plate production.

-###-

3